UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December, 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Attached hereto and incorporated by reference herein are the following exhibits related to the $8 million underwritten public offering of 400,000 units and 1,200,000 pre-funded units of BiondVax Pharmaceuticals Ltd. (the “Company”). Each unit consists of one American Depositary Share (“ADS”), each representing four hundred ordinary shares no par value per share, and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS.

Exhibit Index

Exhibit No.	Description

1.1	Underwriting Agreement, dated December 16, 2022, between the Company and Aegis Capital Corp.
4.1	Form of Pre-Funded Warrant.
4.2	Form of Exchangeable Warrant.
4.3	Form of Non-Exchangeable Warrant.
99.1	Press Release dated December 20, 2022.

This report on Form 6-K, excluding Exhibit 99.1, shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: December 20, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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